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                                                                   Exhibit 23.3





INDEPENDENT AUDITORS' CONSENT


We consent to the use in this Amendment No. 5 to Registration Statement No. 333-89844 of Citadel Broadcasting Corporation of our report dated February 12, 2003, except for Note 18, as to which the date is July 16, 2003
(which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" and an explanatory paragraph relating to the restatement described in Note 18) appearing in the Prospectus, which is part of such Registration Statement and to the reference to us under the headings "Experts" and "Change in Independent Accountants" in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
July 16, 2003